FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Vinson, Wayne L. (Last) (First) (Middle) 4404 Lenox Drive (Street) Midland, TX 79707 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/21/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Natural Gas Services Group, Inc.
(NGS)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     President
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No non-derivative securities owned (a)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
No derivative securities owned (a)	/	/	$
Explanation of Responses:

(a) CAV-RDV, Ltd., a Texas limited partnership for the benefit of the children of reporting person, owns warrants to purchase 15,756 shares of common stock of the issuer exercisable at $2.50 per share and 2,122 shares of common stock of the issuer exercisable at $3.25 per share. The children of reporting person are over 18 years of age and reporting person is not a partner in CAV-RDV, Ltd. Reporting person disclaims beneficial ownership of these warrrants, and this report should not be deemed an admission that the reporting person is the beneficial owner of such warrants for purposes of Section 16 or for any other purpose.

By: /s/ Wayne L. Vinson 10/21/2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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